Exhibit 4.2

EXECUTION VERSION

Demerger Agreement

relating to the demerger of the Unilever’s ice cream business in certain jurisdictions

Dated 1 October 2025

Unilever PLC

and

The Magnum Ice Cream Company B.V.

and

The Magnum Ice Cream Company HoldCo Netherlands B.V.

Ref: L-343449

Table of Contents

Contents		Page

1	Interpretation	2

2	Completion	12

3	Termination	13

4	Action Pending Completion	14

5	Prospectuses and Unilever Circular	14

6	Demerger Steps	15

7	Demerger Committee	19

8	Post-Completion Undertakings	19

9	Restrictions	20

10	Non-Disparagement	24

11	Allocation of Liabilities and Third Party Claims	25

12	Intra-Group Balances and Insurance	25

13	Withholdings, Gross-up and VAT	26

14	Announcements and Confidentiality	27

15	Escalation	29

16	Other Provisions	29

	Schedule 1 Allocation of Liabilities	38

	Schedule 2 Pre-Demerger Steps	48

i

Demerger Agreement

This Agreement is made on 1 October 2025 between:

(1)	Unilever PLC, a public limited company registered in England and Wales with registered number 00041424 and whose registered office is at Port Sunlight, Wirral, Merseyside, CH62 4ZD (“Unilever”);

(2)	The Magnum Ice Cream Company B.V. a besloten vennootschap met beperkte aansprakelijkheid with its official seat in Amsterdam, the Netherlands with registered number 97035467 and whose address is at Reguliersdwarsstraat 63, 1017 BK Amsterdam, the Netherlands (“TMICC”); and

(3)	The Magnum Ice Cream Company HoldCo Netherlands B.V., a besloten vennootschap met beperkte aansprakelijkheid with its official seat in Rotterdam, the Netherlands with registered number 95381309 and whose address is at Reguliersdwarsstraat 63, 1017 BK Amsterdam, the Netherlands (“TMICC HoldCo”),

together the “Parties”, and each a “Party”.

Whereas:

(A)	On 19 March 2024, Unilever announced its intention to separate its ice cream business in certain jurisdictions under a new ownership structure. On 13 February 2025, Unilever further announced that such separation would take place by way of the reorganisation of Unilever’s interests in the Demerging Business under a new holding structure and the distribution of the Demerging Business to Unilever’s Shareholders (as more particularly described in the Unilever Circular and the Prospectuses).

(B)	On 1 July 2025, Unilever completed Internal Separation (save in respect of the Demerging Business in certain jurisdictions, which were or will be completed subsequent to such date).

(C)	Unilever also intends that, subsequent to the Demerger, TMICC, as the parent company of the Demerging Business, shall have its equity securities listed on Euronext Amsterdam, the LSE (on the Equity Shares (Commercial Companies) category of the Official List of the FCA) and the NYSE.

(D)	The Parties intend that TMICC and UIH shall enter into the Put/Call Option pursuant to which UIH shall have the right to require TMICC to acquire, and TMICC shall have the right to acquire from UIH, UIH’s interest in The Magnum Ice Cream Company NewCo B.V., in exchange for the issuance by TMICC of new TMICC Shares to UIH, in either case after Completion.

(E)	The Parties wish to record certain terms upon which the Demerger is to be effected and certain terms on which relations between Unilever and TMICC will be governed following Completion.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply.

1.1	Definitions

“Admission” means the proposed admission of the TMICC Shares to listing and trading on (i) Euronext Amsterdam; (ii) the LSE’s main market for listed securities (on the Equity Shares (Commercial Companies) category of the FCA’s Official List); and (iii) the New York Stock Exchange;

“AFM” means the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten);

“Agreed Form” means in relation to any document, such document in the form agreed between the Parties and signed for the purposes of identification by or on behalf of the Parties or identified by the Parties in email correspondence (or their solicitors) with such alterations as may be agreed between the Parties from time to time;

“Allocated Liability” has the meaning given to it in paragraph 1 of Part B of Schedule 1;

“Allocation Principles” means the principles set out in Part A of Schedule 1;

“Associate” means, in relation to a company, the members of its Group and the officers, employees and agents of that company and any member of its Group;

“Business Day” means a day on which banks are open for non-automated business in Amsterdam, London or New York (excluding Saturdays, Sundays and public holidays);

“Cede & Co.” means Cede & Co., acting as nominee on behalf of DTC;

“Completion” means completion of the Demerger;

“Conditions” has the meaning given to it in Clause 2.1, and “Condition” means any one of them;

“Conduct Notice” has the meaning given to it in Part C of Schedule 1;

“Corporate Sponsored Nominee Service” means the corporate sponsored nominee service in respect of certain TMICC Shares provided by Computershare Investor Services PLC;

“CRESTCo” means Euroclear UK & International Limited;

“CREST System” means the settlement system operated by CRESTCo;

“CSN Terms” means the terms and conditions of the Corporate Sponsored Nominee Service set out in the Unilever Circular;

“Demerger” means the proposed demerger comprising:

(a)	the declaration of the Demerger Dividend by Unilever;

(b)	the transfer by Unilever of the TMICC HoldCo Shares to TMICC; and

(c)	the issue by TMICC of new TMICC Shares to the Qualifying Unilever Shareholders and the Qualifying Unilever ADS Holders in satisfaction of each of: (i) TMICC’s obligation to issue new TMICC Shares as consideration for the transfer of the TMICC HoldCo Shares referred to under limb (b) above; and (ii) Unilever’s obligation to pay the Demerger Dividend as referred to under limb (a) above, each in accordance with the terms of this Agreement and the Transfer Agreement and as more particularly described in the Unilever Circular and the Prospectuses;

“Demerger Committee” has the meaning given to it in Clause 7.1;

“Demerger Dividend” means the interim dividend in specie proposed to be approved by the Unilever Board to effect the Demerger;

“Demerger Reorganisation” means the reorganisation of the Unilever Group and the TMICC Group in accordance with the Demerger Reorganisation Steps Plan;

“Demerger Reorganisation Steps Plan” means the steps paper prepared by Linklaters LLP, dated on or around the date of this Agreement and in the Agreed Form, setting out the steps for the implementation of the Demerger Reorganisation and related transactions (as amended by Unilever from time to time) including with respect to:

(a)	the completion of certain Internal Separation steps;

(b)	the settlement of intra-group balances between any Unilever Post Demerger Group Company and any TMICC Group Company;

(c)	the transfer by Unilever of TMICC HoldCo to TMICC pursuant to the Transfer Agreement;

(d)	the transfer by UIH of its interest in The Magnum Ice Cream Company NewCo B.V. to TMICC; and

(e)	the issuance by TMICC of new TMICC Shares to UIH;

“Demerging Business” means the Ice Cream Business operated by the Unilever Group prior to Completion in certain jurisdictions and which is to be transferred to the TMICC Group prior to or (in respect of the Ice Cream Business in certain jurisdictions including Indonesia) after Completion;

“DIs” means depositary interests representing interests in TMICC Shares that are eligible for trading and clearing in CREST, issued on the basis of one DI per TMICC Share;

“Dispute Notice” has the meaning given to it in paragraph 5 of Part B of Schedule 1;

“DRS” means the Direct Registration System, being an arrangement for recording the direct legal title to TMICC Shares in a non-certificated, registered form, provided by DTC;

“DTC” means The Depository Trust Company;

“Eligible CSN Shareholders” means Unilever Certificated Shareholders who have a registered address in Argentina, Botswana, Brazil, Chile, Gibraltar, Guernsey, Guinea, Hong Kong, Indonesia, Isle of Man, Jersey, Mexico, Namibia, Paraguay, Peru, South Africa, South Korea, Switzerland, Taiwan or the United Kingdom;

“Entitlements” means the entitlements of Qualifying Unilever Shareholders and Qualifying Unilever ADS Holders to interests in TMICC Shares on the basis of one TMICC Share for every five Unilever Shares or Unilever ADSs held by such Qualifying Unilever Shareholder or Qualifying Unilever ADS Holder (respectively), in each case as at the Record Time as more particularly described in the Unilever Circular and the Prospectuses;

“Equivalent Provision” means any indemnity, hold harmless, compensation provision or provision with equivalent effect in an Internal Separation Document pursuant to which a member of the Unilever Post Demerger Group is obliged to make a payment to a member of the TMICC Group in respect of any Liability or matter in circumstances where, if that payment had not been made, a member of the Unilever Post Demerger Group would have had an obligation to make a payment to a member of the TMICC Group pursuant to Part B or Part D of Schedule 1 to this Agreement or Clause 6 of the Tax Matters Agreement or any other indemnity, hold harmless, compensation payment or provision with equivalent effect in any other Transaction Document (or vice versa);

“ESMA” means the European Securities and Markets Authority;

“EU Prospectus” means the prospectus to be published by TMICC in connection with the listing and admission to trading of TMICC Shares on Euronext Amsterdam;

“EU Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended, and includes any relevant delegated regulations and ESMA guidelines and recommendations and the ESMA questions and answers on the EU Prospectus Regulation;

“Euronext Amsterdam” means Euronext Amsterdam, the regulated market operated by Euronext Amsterdam N.V.;

“FCA” means the UK Financial Conduct Authority or its successor from time to time;

“Food Solutions Business” means the business carried on by the Unilever Post Demerger Group in respect of Food Solutions Products under the trading name “Unilever Food Solutions” (or any translation or derivative thereof);

“Food Solutions Products” means food and drink products produced, manufactured or sold on the basis that:

(a)	sales are made to customers for the purpose of those customers using, consuming or incorporating the products in the course of providing their own business activities rather than for the purpose of those customers re-selling products to end consumers; and/or

(b)	the pack size is such that it will predominantly be bought by businesses rather than individual consumers or that the pack or product is generally aimed at professional chefs or caterers;

“Form 20-F” means the SEC registration form containing the disclosure requirements applicable to the Registration Statement;

“FSMA” means the Financial Services and Markets Act 2000, as amended;

“Group” means the TMICC Group or the Unilever Post Demerger Group (as the context may require);

“GTSA” means the global transitional services agreement between Unilever and TMICC entered into on 15 August 2025 with effect from 1 July 2025;

“Ice Cream Brands” means the brands which Unilever and TMICC HoldCo and/or their respective subsidiary undertakings have agreed are “IC Brands” under the Internal Separation Documents;

“Ice Cream Business” means the business of:

(a)	the researching and developing of Ice Cream Products;

(b)	the franchising of operations related to the marketing, distribution and sale of Ice Cream Products;

(c)	the marketing, distributing and selling of Ice Cream Products;

(d)	the ownership, maintenance, sale, distribution, lending and/or leasing of ice cream freezer cabinets; and

(e)	the manufacturing, procuring, producing, packaging, packing and storage of Ice Cream Products;

“Ice Cream Business Data” means data, files and information which are: (a) maintained or controlled by or on behalf of the Unilever Group for use solely in connection with the Demerging Business; (b) as at 1 July 2025, in the possession, custody or control of the Unilever Group; and (c) less than seven (7) years old as at 1 July 2025;

“Ice Cream Products” means:

(a)	all frozen or semi-frozen dairy or non-dairy ice cream products (including products typically positioned or denominated as water ice, ice block, sorbet, frozen yoghurt, gelato, or soft serve, or which use such terms in the brand name or product description) in any size and in any format (including half-gallons, pints, cakes, sundaes, shakes, sticks, bars, cones, sandwiches, lollies, lollipops, pops, tubs or novelties), including any such products which are Food Solutions Products;

(b)	any frozen, semi-frozen or non-frozen food or drink products not falling within limb (a) above which, as at the relevant date of completion of Internal Separation, are marketed or sold exclusively under any Ice Cream Brand, but excluding any such products which are Food Solutions Products sold under the “Carte d’Or” or “Carte d’Or Professional” brands; and

(c)	all frozen food products not falling within limbs (a) or (b) above (including bakery products, desserts, vegetables, meats or ready meals), but excluding: (i) any such products which are sold under the “Knorr”, “The Vegetarian Butcher”, “Buavita”, “Equilibra”, “Klik”, “Partzufim”, “Eurolayer Foods”, “La Dulceria”, or “Sir Kensington” brands; and (ii) any such products which are Food Solutions Products;

“Indemnified Party” has the meaning given to it in paragraph 1 of Part B of Schedule 1;

“Indemnifying Party” has the meaning given to it in paragraph 1 of Part B of Schedule 1;

“Internal Separation” means, together:

(a)	the reorganisation of the Demerging Business and the Unilever Group to establish the majority of the Demerging Business as a standalone corporate group on 1 July 2025 within the Unilever Group; and

(b)	the transfer of the Ice Cream Business (and certain assets and liabilities related thereto) operated by the Unilever Group in certain jurisdictions to the TMICC Group after 1 July 2025 (including in some jurisdictions following Completion) (being the remainder of the Demerging Business not captured by paragraph (a));

“Internal Separation Documents” means any agreement entered into between members of the Unilever Group and the TMICC Group to give effect to the Internal Separation, including the GTSA, the Local IOMAs, the Local TSAs, and any business transfer agreements, share transfer agreements, demerger agreements, schemes of arrangement, licences of intellectual property, transitional services agreements and manufacturing agreements entered into in connection with Internal Separation;

“Investor Materials” means the presentation materials used by TMICC in connection with: (i) the “early look” presentation held on 24 June 2025; (ii) its capital markets day presentation held on 9 September 2025; or (iii) any presentation given by TMICC or its advisers to investors prior to Completion in connection with the Demerger and Admission;

“Issuance” means the issuance of TMICC Shares by TMICC to the Qualifying Unilever Shareholders and the Qualifying Unilever ADS Holders pursuant to the Demerger as consideration for the Transfer;

“Joint Sponsors” means J.P. Morgan Securities plc (which conducts its UK investment banking activities as J.P. Morgan Cazenove) and Morgan Stanley & Co. International plc;

“Liabilities” means all liabilities, loss, damage, demand, fine, penalty, cost, expense, duties and obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained, recognised or unrecognised or disputed and whether owed or incurred severally or jointly or as principal or surety, and whether relating to the time period prior to or after Completion and “Liability” means any one of them;

“Liability Notice” has the meaning given to it in paragraph 1 of Part B of Schedule 1;

“Listing Rules” means the UK listing rules of the FCA under Section 73A of FSMA;

“Local IOMAs” means local interim operating model agreements entered into between a local Unilever Group Company and a local TMICC Group Company pursuant to the GTSA;

“Local TSAs” means local transitional services agreements entered into between a local Unilever Group Company and a local TMICC Group Company pursuant to the GTSA;

“Long Stop Date” means 31 December 2025 (or such other date as the Parties may agree in writing);

“Losses” means all losses, Liabilities, costs and expenses (including legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“LSE” means the London Stock Exchange plc;

“Mexico IOMAs” has the meaning given to it in Clause 8.3.1;

“Mexico L&Ps” has the meaning given to it in Clause 8.3.2;

“NYSE” means the New York Stock Exchange LLC;

“Prospectus Rules” means the prospectus regulation rules of the FCA under section 73A of FSMA;

“Prospectuses” means, together, the EU Prospectus, the UK Prospectus and the Registration Statement and each a “Prospectus”;

“Put/Call Option” means the put/call option agreement to be entered into between UIH and TMICC on or around the date of this Agreement;

“Qualifying Unilever ADS Holders” means, together, the Unilever Certificated ADS Holders and the Unilever Uncertificated ADS Holders;

“Qualifying Unilever Shareholders” means Unilever Shareholders on the register of members of Unilever as at the Record Time (but excluding (a) Unilever itself in respect of Unilever Shares held in treasury and (b) DB London (Investor Services) Nominees Ltd as nominee for Deutsche Bank Trust Company Americas in its capacity as Depositary Bank under the Unilever ADS Programme);

“Record Time” means 10.00pm (London time) on 7 November 2025 (or such other time as the Unilever Board may determine after consulting with and then informing the TMICC Board);

“Registrar” means Computershare Investor Services PLC;

“Registration Rights Agreement” means the registration rights agreement between Unilever and TMICC dated on or around the date of this Agreement;

“Registration Statement” means the registration statement on Form 20-F, which will be filed by TMICC with the SEC and published by TMICC in connection with the registration of the TMICC Shares under the Exchange Act in connection with the listing and admission to trading of TMICC Shares on the New York Stock Exchange;

“Relevant Member” has the meaning given to it in paragraph 16 of Part B of Schedule 1;

“Relief” has the meaning set out in the Tax Matters Agreement;

“Sanctions” means, without limitation, economic, financial or trade sanctions, restrictive measures, executive orders, trade embargoes and/or export control laws, imposed, administered or enforced from time to time by any Sanctions Authority;

“Sanctions Authority” means:

(a)	the United States of America;

(b)	the Security Council of the United Nations;

(c)	the European Union or any member state thereof;

(d)	the United Kingdom;

(e)	the respective government and institutions or agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of Treasury, the U.S. Department of Commerce, the U.S. Department of State, any other agency of the U.S. government, the Council of the European Union and the Office of Financial Sanctions Implementation of His Majesty’s Treasury of the United Kingdom; and

(f)	any other applicable sanctions related governmental authority;

“SEC” means the U.S. Securities and Exchange Commission;

“Specific Indemnified Liability” means a Loss or Liability against which a Unilever Post Demerger Group Company is indemnified under paragraph 2 of Part D of Schedule 1;

“Specific Indemnity Claim” means a claim by any Unilever Post Demerger Group Company under paragraph 2 of Part D of Schedule 1;

“Specific Indemnity Notice” has the meaning given to it in paragraph 3 of Part D of Schedule 1;

“Sponsors’ Agreement” means the sponsors’ agreement to be entered into between TMICC and each of the Joint Sponsors;

“Statement” means any statement whether oral or written which is made in private or to the public and shall include, without limitation, any statement included in any press release or other public announcement or advertisement and any statement made to any journalist or member of the media (including without limitation, in a television, radio, newspaper or magazine interview) or published via any social media channel or platform, but shall exclude: (i) any statements made by an Associate of Unilever or of a member of the Unilever Post Demerger Group where the audience is limited to another such person; or (ii) any statements made by an Associate of TMICC or a member of the TMICC Group where the audience is limited to another such person;

“Tax” or “Taxation” has the meaning set out in the Tax Matters Agreement;

“Tax Authority” has the meaning set out in the Tax Matters Agreement;

“Tax Matters Agreement” means the tax matters agreement to be entered into by Unilever and TMICC in the Agreed Form;

“Third Party Claim” has the meaning given to it in Part C of Schedule 1;

“TMICC Board” means the board of directors of TMICC;

“TMICC Group” means TMICC, TMICC HoldCo and their subsidiary undertakings from time to time and “TMICC Group Company” means any one of them;

“TMICC HoldCo Board” means the board of directors of TMICC HoldCo;

“TMICC HoldCo Shares” means the entire issued and to be issued share capital of TMICC HoldCo;

“TMICC Shareholder” means the holders of TMICC Shares in the shareholders’ register of TMICC from time to time;

“TMICC Shares” means ordinary shares of EUR 3.50 each in the capital of TMICC and each a “TMICC Share”;

“Trading Balances” means balances arising in the ordinary and usual course of business between a Unilever Group Company on the one hand and a TMICC Group Company on the other, including balances arising pursuant to the GTSA, Local TSAs and Local IOMAs and any transactions conducted pursuant to them;

“Transaction Costs” has the meaning given to it in Clause 16.3;

“Transaction Documents” means each of this Agreement, the Tax Matters Agreement, the Registration Rights Agreement, the Transfer Agreement, the Put/Call Option and any other document that the relevant Parties thereto agree in writing to be a “Transaction Document”, and each a “Transaction Document”;

“Transfer” means the transfer, with full title guarantee and free from all security interests, options, claims or encumbrances, of the TMICC HoldCo Shares from Unilever to TMICC;

“Transfer Agreement” means the agreement between the Parties on or about the date of this Agreement to carry out the Transfer;

“UIH” means Unilever International Holdings B.V.;

“UK Prospectus” means the prospectus to be approved by the FCA and published by TMICC in connection with the admission of TMICC Shares to listing on the Official List of the FCA and to trading on the Main Market of the LSE;

“Unilever ADS Programme” means the American Depositary Share programme operated by Unilever in respect of certain Unilever Shares from time to time;

“Unilever ADSs” means the American Depositary Shares issued pursuant to the Unilever ADS Programme;

“Unilever Board” means the board of directors of Unilever;

“Unilever Certificated ADS Holders” means those persons who, at the Record Time, hold Unilever ADSs in certificated form;

“Unilever Certificated Shareholders” means those persons who, at the Record Time, hold Unilever Shares in certificated form;

“Unilever Circular” means the circular to be issued by Unilever to its shareholders and ADS holders;

“Unilever CREST Shareholders” means those persons who, at the Record Time, hold Unilever Shares in uncertificated form in the CREST System;

“Unilever Euroclear Shareholders” means those persons who, at the Record Time, hold Unilever Shares in uncertificated form in the Euroclear Nederland system;

“Unilever Group” means Unilever and its subsidiary undertakings from time to time and “Unilever Group Company” means any one of them;

“Unilever Group Insurance Policies” means those insurance policies taken out prior to Completion for the benefit of the Unilever Group;

“Unilever Post Demerger Group” means Unilever and its subsidiary undertakings from time to time (other than the TMICC Group), and “Unilever Post Demerger Group Company” means any one of them;

“Unilever Shareholders” means the holders of Unilever Shares on the register of members of Unilever from time to time;

“Unilever Shares” means the issued ordinary shares from time to time in the capital of Unilever, and each a “Unilever Share”;

“Unilever Uncertificated ADS Holders” means those persons who, at the Record Time, hold Unilever ADSs in uncertificated form in DTC; and

“US Tax Materials” has the meaning given to it in the Tax Matters Agreement.

1.2	Modification etc. of statutes

References to a statute or statutory provision include:

1.2.1	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

1.2.2	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or statutory provision has directly or indirectly replaced; and

1.2.3	any subordinate legislation made from time to time under that statute or statutory provision which is in force at the date of this Agreement.

1.3	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.4	References to persons and companies

References to:

1.4.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.4.2	a company include any company, corporation or body corporate, wherever incorporated.

1.5	References to subsidiary undertakings and parent undertakings

An undertaking is a “subsidiary undertaking” of another company (its “parent undertaking”) if that other undertaking, directly or indirectly, through one or more subsidiary undertakings:

1.5.1	holds a majority of the voting rights in it;

1.5.2	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

1.5.3	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

1.5.4	has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply; or

1.5.5	is managed on a unified basis with the company.

1.6	Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.7	Headings

Headings shall be ignored in interpreting this Agreement.

1.8	Reference to documents

References to any document (including this Agreement and any documents in the Agreed Form), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.9	Information

Any reference to books, records or other information means books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.10	Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.11	Meaning of “to the extent that” and similar expressions

In this Agreement, “to the extent that” shall mean “to the extent that” and not solely “if”, and similar expressions shall be construed in the same way.

2	Completion

2.1	Conditions

Completion is conditional upon satisfaction of the following conditions (the “Conditions”):

2.1.1	completion of the Demerger Reorganisation (save for those steps which, pursuant to the Demerger Reorganisation Steps Plan, are to be completed on or following Completion);

2.1.2	the approval by or on behalf of the Unilever Board of the Demerger Dividend;

2.1.3	the approval by or on behalf of the Unilever Board of the Transfer;

2.1.4	the approval of the UK Prospectus by the FCA pursuant to the Prospectus Rules remaining in full force and effect;

2.1.5	the LSE having acknowledged to TMICC that the TMICC Shares will be admitted to trading on the Main Market of the LSE and having not withdrawn such acknowledgement;

2.1.6	the FCA having approved the application for the admission of the TMICC Shares to the Official List and having not withdrawn such approval;

2.1.7	the Sponsors’ Agreement having been entered into and not having terminated in accordance with its terms;

2.1.8	the approval of the EU Prospectus by the AFM pursuant to the EU Prospectus Regulation remaining in full force and effect;

2.1.9	Euronext Amsterdam N.V. having approved the application for the admission of the TMICC Shares to Euronext Amsterdam and having not withdrawn such approval;

2.1.10	the Registration Statement having been declared effective by the SEC and no stop order suspending its effectiveness being in effect, and no proceedings for such purpose being pending before or threatened by the SEC;

2.1.11	the TMICC Shares having been approved for listing on the NYSE (subject only to official notice of issuance) and such approval having not been withdrawn; and

2.1.12	this Agreement not having been terminated in accordance with Clause 3.1 or Clause 3.2.

2.2	Responsibility for satisfaction of Conditions

2.2.1	Unilever shall use reasonable endeavours to procure that the Conditions set out in each of Clause 2.1.1 to Clause 2.1.3 are satisfied prior to the Long Stop Date, without prejudice to Clause 3.2.1 below.

2.2.2	TMICC shall use reasonable endeavours to procure that the Conditions set out in each of Clause 2.1.4 to Clause 2.1.11 are satisfied prior to the Long Stop Date.

2.3	No waiver

None of the Conditions may be waived by any Party.

2.4	Timing of Completion

Subject to satisfaction of the Conditions, Completion shall take place at 6.00 p.m. (London time) on 8 November 2025 or on such other date as may be agreed between the Parties.

3	Termination

3.1	Long stop date

If any of the Conditions is no longer capable of being satisfied, or Completion does not occur on or before the Long Stop Date this Agreement shall terminate.

3.2	Unilever’s right to terminate

3.2.1	Notwithstanding any other provision of this Agreement, the Parties hereby agree and acknowledge that Unilever shall have the right in its absolute discretion, and notwithstanding the satisfaction of the Conditions, at any time prior to Completion to:

(i)	determine that the Demerger no longer continues to be in the best interests of Unilever and the Unilever Shareholders; and

(ii)	not to proceed with the Demerger or any aspect of it, including declaring the Dividend Demerger or approving the Transfer,

by providing notice of the same in writing to TMICC at any time prior to declaration by the Unilever Board of the Demerger Dividend and approval by the Unilever Board of the Transfer, and upon Unilever providing such notice this Agreement shall automatically terminate.

3.2.2	Save as provided in this Clause, no Party shall have the right to rescind or unilaterally terminate this Agreement, whether before or after Completion.

3.3	Effect of termination

The Parties hereby agree and acknowledge that, if this Agreement is terminated pursuant to Clause 3.1 or Clause 3.2:

3.3.1	no Party will have any claim against any other Party for compensation, costs, damages or otherwise except as otherwise provided in the Transaction Documents or Internal Separation Documents and that such termination shall be without prejudice to any accrued rights or obligations under this Agreement; and

3.3.2	this Agreement shall be of no further force or effect save that the provisions of Clauses 1, 14, 16.12, 16.13 and 16.14 shall remain in full force and effect.

4	Action Pending Completion

4.1	No frustrating action

Without prejudice to Clause 2.2, each Party undertakes that, prior to Completion, except as required by applicable law, rule or regulation or by the AFM, Euronext Amsterdam N.V., the FCA, the LSE, the SEC or the NYSE, it will not take any action which is inconsistent with the provisions of this Agreement or ensuring that Completion occurs in accordance with Clause 6.

4.2	Business to be carried on in the ordinary course

Each of Unilever on the one hand and TMICC and TMICC HoldCo on the other hand, shall use reasonable endeavours to procure, insofar as it is able, that between the date of this Agreement and Completion each TMICC Group Company shall carry on the Demerging Business as a going concern in the ordinary and usual course as carried on prior to the date of this Agreement (but subject to the GTSA, the Local IOMAs and the other Internal Separation Documents), save in so far as agreed by the other Party. This Clause 4.2 shall not operate so as to prevent or restrict:

4.2.1	any matter reasonably undertaken by any Unilever Group Company or TMICC Group Company in an emergency or disaster situation with the intention of minimising any adverse effect of such situation in relation to the Unilever Group or the TMICC Group;

4.2.2	any action required to be undertaken to comply with applicable legal or regulatory requirements; or

4.2.3	any action required to be undertaken to implement this Agreement, the Demerger, the Demerger Reorganisation, Internal Separation, the Sponsors’ Agreement or any of the Transaction Documents,

provided, in each case, that the Party in question shall notify the other Party as soon as reasonably practicable of any action taken or proposed to be taken as described in this Clause 4.2, and shall provide all such information as the other Party may reasonably request and shall use reasonable endeavours to consult with the other Party in respect of any such action.

5	Prospectuses and Unilever Circular

5.1	Despatch of documents

On or around 5 November 2025 (or such other date as may be agreed by TMICC and Unilever), subject to the prior approval or declaring effective, as applicable, of each of the Prospectuses by the TMICC Board (or any duly authorised committee thereof), the FCA, the AFM and the SEC (as applicable), TMICC shall procure that the Prospectuses shall be published in accordance with all applicable requirements of the Prospectus Rules, the EU Prospectus Regulation and the Securities Exchange Act of 1934 (the “Exchange Act”).

5.2	New information

Without prejudice to the Sponsors’ Agreement, each Party undertakes to the other that if at any time before Completion it comes to its notice that:

5.2.1	any statement contained in a Prospectus or the Unilever Circular has become or been discovered to be untrue, incorrect or misleading in any material respect; or

5.2.2	it has been discovered that a statement that, in order to comply with any applicable law or the rules, including the rules and regulations of the FCA, the AFM, the SEC or any other regulatory authority (as the case may be), should have been or should be contained in a Prospectus or the Unilever Circular has been omitted therefrom the omission of which is material; or

5.2.3	there has been a significant change affecting any matter contained in a Prospectus or the Unilever Circular which would have been required to be included had it occurred before the date of the relevant Prospectus or the Unilever Circular (as applicable); or

5.2.4	a significant new matter has arisen, the inclusion of information in respect of which in a Prospectus or the Unilever Circular would have been required had it arisen before the date of the relevant Prospectus or Unilever Circular (as applicable), then such Party shall immediately give notice of such fact to the other Party specifying the action which it intends to take in relation to the relevant Prospectus, each Party recognising that no Party shall be inhibited from complying with any of its legal, regulatory or fiduciary obligations by reason of this Clause 5.2.

5.3	Responsibility for documents

Without prejudice to Schedule 1 and subject to applicable law, the Parties hereby acknowledge and agree that:

5.3.1	TMICC shall have sole responsibility and liability for the Prospectuses and the Investor Materials and Unilever and the members of the Unilever Post Demerger Group shall have no responsibility or liability in connection with the Prospectuses or the Investor Materials; and

5.3.2	Unilever shall have sole responsibility and liability for the Unilever Circular and TMICC and the members of the TMICC Group shall have no responsibility or liability in connection with the Unilever Circular.

6	Demerger Steps

6.1	Acknowledgment of the Transfer Agreement, corporate approvals and Demerger Reorganisation Steps Plan

6.1.1	Subject to Clause 3, the Parties acknowledge and agree that the Transfer Agreement will only become unconditional and the rights and obligations under it will take effect following the satisfaction of the Conditions.

6.1.2	Prior to Completion (but subject thereto), the TMICC HoldCo Board shall meet to approve the transfer of the TMICC HoldCo Shares from Unilever to TMICC and to resolve that, as soon as reasonably practicable following the Transfer, TMICC will be recorded in the shareholder’s register of TMICC HoldCo as the holder of the TMICC HoldCo Shares.

6.1.3	Subject to Clause 6.1.2 and prior to Completion (but subject thereto), TMICC shall procure that the TMICC Board shall meet to approve the Prospectuses.

6.1.4	Prior to Completion, Unilever shall procure that TMICC is converted to a naamloze vennootschap under Dutch law by execution, before a Dutch civil law notary, of a notarial deed of conversion and amendment of the articles of association of TMICC.

6.1.5	Prior to Completion, Unilever on the one hand and TMICC and TMICC HoldCo on the other hand shall and shall procure that (respectively) the Unilever Post Demerger Group and the TMICC Group shall complete those steps of the Demerger Reorganisation which, pursuant to the Demerger Reorganisation Steps Plan, are to be completed prior to Completion, in accordance with and at such time as is set out in the Demerger Reorganisation Steps Plan.

6.2	Unilever settlement obligations

6.2.1	Immediately after the Record Time, Unilever shall make available to TMICC or the Registrar, the registered names, addresses and holdings of the:

(i)	Unilever CREST Shareholders;

(ii)	Unilever Euroclear Shareholders; and

(iii)	Unilever Certificated Shareholders.

6.2.2	Immediately after the Record Time, Unilever shall make available to TMICC or the Registrar the registered names, addresses and holdings of the:

(i)	Unilever Uncertificated ADS Holders; and

(ii)	Unilever Certificated ADS Holders.

6.3	Overseas and sanctioned shareholders

6.3.1	If either Unilever or TMICC determines that the allotment and/or issuance of any of the TMICC Shares pursuant to the Transfer Agreement to any Qualifying Unilever Shareholder and/ or any Qualifying Unilever ADS Holder would or may:

(i)	infringe any Sanctions;

(ii)	otherwise be prohibited or restricted under applicable law; or

(iii)	require TMICC or Unilever to comply with any governmental or other consent or any registration, filing or other formality with which TMICC or Unilever is unable to comply or compliance with which TMICC or Unilever reasonably regards as unduly onerous,

Unilever may determine, and TMICC shall procure, that such TMICC Shares shall not be issued to the relevant Qualifying Unilever Shareholder or Qualifying Unilever ADS Holder as described in Clause 6.4 but shall instead (a) be withheld, frozen or otherwise restricted as may be required under applicable Sanctions; or (b) to the extent permissible under Sanctions and other applicable law, be issued to a person appointed by Unilever to sell the TMICC Shares so issued for the benefit of such holder as soon as practicable following Completion.

6.3.2	Subject to Clause 6.3.4, any sale under Clause 6.3.1 shall be carried out at the best price which can reasonably be obtained at the time of sale and Unilever shall procure that the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale, including any value added tax payable on the proceeds of sale) are paid to such Qualifying Unilever Shareholder or Qualifying Unilever ADS Holder (as applicable) in accordance with Clause 6.3.3.

6.3.3	The person appointed by Unilever to execute a sale of TMICC Shares in accordance with Clause 6.3.1 shall be authorised to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer (whether as a deed or otherwise) and to give such instructions and to do all other things which such person may reasonably consider necessary or expedient in connection with such sale; provided, however, that the person so appointed shall comply with applicable Sanctions and all applicable law in the execution of such sale. In the absence of bad faith or wilful default, neither Unilever nor the person so appointed shall have any liability for any determination made pursuant to Clause 6.3.1 or for any loss or damage arising as a result of the timing or terms of any sale pursuant to Clause 6.3.1, nor shall TMICC have any liability for any such determination made by Unilever or any loss or damage arising therefrom.

6.3.4	If either Unilever or TMICC determines that the making of a payment to a Qualifying Unilever Shareholder or Qualifying Unilever ADS Holder (as applicable) pursuant to Clause 6.3.2 would or may result in a breach of Sanctions or that such payment is otherwise unable to be made, then the relevant proceeds shall be held in accordance with Sanctions or other applicable law and Unilever’s usual practices, policies and procedures relating to the payment of dividends.

6.4	TMICC settlement obligations

On Completion and subject to Clause 6.3, TMICC shall:

6.4.1	subject to Unilever complying with Clauses 6.1 and 6.2 and the completion of the actions contemplated thereby, register the issuance of the TMICC Shares to Cede & Co. pursuant to the Demerger Dividend, the Issuance and the Transfer; and

6.4.2	procure that:

(i)	Unilever CREST Shareholders’ Entitlements are credited to the DTC account of Computershare Trust Company, N.A. to facilitate the creation and delivery of DIs to accounts of the relevant CREST participants and that Unilever CREST Shareholders’ DIs are delivered to them in the CREST system;

(ii)	Eligible CSN Shareholders’ Entitlements are credited to the DTC account of Computershare Trust Company, N.A. to facilitate the creation and delivery of DIs to the CREST account of the Computershare Investor Services PLC on behalf of the Eligible CSN Shareholders and that Eligible CSN Shareholders’ DIs are held on their behalf in the Corporate Sponsored Nominee Service subject to the CSN Terms;

(iii)	Unilever Euroclear Shareholders’ Entitlements are delivered to the DTC account of Euroclear Nederland for inclusion in the giro depot and crediting to the Euroclear accounts of the relevant Euroclear participants;

(iv)	Unilever Uncertificated ADS Holders’ Entitlements are delivered to the DTC accounts of the relevant DTC participants; and

(v)	the Entitlements of any Qualifying Unilever Shareholder or Qualifying Unilever ADS Holder not referred to in Clause 6.4.2(i)-(iv) above are recorded in the DRS and that a direct registration statement is issued to such Qualifying Unilever Shareholder or Qualifying Unilever ADS Holder,

provided that if, for any reason outside TMICC’s control, it is not able to effect settlement of the Demerger in accordance with the above procedures it may instead settle any Qualifying Unilever Shareholder’s or and Qualifying Unilever ADS Holder’s Entitlement by recording such Entitlement in the DRS and procuring the issuance of a direct registration statement to such Qualifying Unilever Shareholder or Qualifying Unilever ADS Holder.

6.5	Completion deliverables

On or prior to Completion:

6.5.1	each Party shall deliver or make available to the other Party duly executed copies of each of the Transaction Documents to which they are a party;

6.5.2	Unilever shall deliver or make available to TMICC a copy of the Unilever Circular in the form issued to Unilever Shareholders;

6.5.3	TMICC shall deliver or make available to Unilever copies of the Prospectuses in the form published by TMICC; and

6.5.4	TMICC shall deliver or make available to Unilever a duly executed copy of the Sponsors’ Agreement.

6.6	Fractional entitlements

Any fractional entitlements to TMICC Shares that arise as a result of the Demerger shall be sold in the open market as soon as practicable and at the best price reasonably obtainable in accordance with the terms of the Prospectuses and the aggregate amount to which any Qualifying Unilever Shareholders or Qualifying Unilever ADS Holders are entitled (net of any commission, dealing costs, value added tax and administrative expenses, if any) will be paid to each such Qualifying Unilever Shareholders or Qualifying Unilever ADS Holders proportionately to such holder’s fractional entitlement as set out in the Prospectuses.

6.7	US securities laws

Unilever represents and warrants to TMICC that the issuance of the TMICC Shares in the United States to Qualifying Unilever Shareholders and/or Qualifying Unilever ADS Holders in the manner contemplated by this Agreement and the Unilever Circular is not subject to the registration requirements of the United States Securities Act of 1933 (as amended).

6.8	Other matters

Unilever (in respect of employees of the Unilever Group) and TMICC and TMICC HoldCo (in respect of employees of the TMICC Group) shall procure that, on or before Completion:

6.8.1	employees of the Unilever Group (excluding for these purposes such employees who are also employees of the TMICC Group) who hold the office of director, secretary or equivalent of a member of the TMICC Group shall have resigned from such position and suitable persons employed by the TMICC Group or identified as appropriate replacements shall have been appointed in their place; and

6.8.2	employees of the TMICC Group who hold the office of director, secretary or equivalent of a member of the Unilever Post Demerger Group shall have resigned from such position and suitable persons employed by the Unilever Post Demerger Group or identified as appropriate replacements shall have been appointed in their place;

6.8.3	employees of the Unilever Group (excluding for these purposes such employees who are also employees of the TMICC Group) who are authorised signatories on bank mandates for accounts of members of the TMICC Group shall have signed, executed and delivered all such documents as are necessary to cancel their status as authorised signatories on such mandates and to ensure that suitable persons employed by the TMICC Group have been appointed as authorised signatories in their place; and

6.8.4	employees of the TMICC Group who are authorised signatories on bank mandates for accounts of members of the Unilever Post Demerger Group shall have signed, executed and delivered all such documents as are necessary to cancel their status as authorised signatories on such mandates and to ensure that suitable persons employed by the Unilever Post Demerger Group have been appointed as authorised signatories in their place.

7	Demerger Committee

7.1	Demerger Committee to be established

The Parties shall constitute a committee to assist with the implementation of the Demerger following Completion and to deal with any unforeseen issues that may arise (the “Demerger Committee”).

7.2	Membership of Demerger Committee

The Demerger Committee shall comprise two representatives to be appointed by TMICC, whose names shall be notified to Unilever in writing as soon as reasonably practicable after the date of this Agreement, and two representatives to be nominated by Unilever, whose names shall be notified to TMICC in writing as soon as reasonably practicable after the date of this Agreement. A representative to the Demerger Committee may be removed at any time by the Party who appointed him or her and such Party shall have the right to appoint a new representative in their place by providing notice in writing to the other Party.

7.3	Terms of reference

The Parties shall act in good faith to ensure that the Demerger Committee meets at such times and in such manner as is needed to facilitate the implementation of the Demerger, Internal Separation (other than in relation to any operational matters relating to the Internal Separation Documents which shall be addressed in accordance with the separate governance arrangements established under the Internal Separation Documents), the Parties’ ongoing relationship and to address any matters which are referred to it.

8	Post-Completion Undertakings

8.1	Demerger Reorganisation

Following Completion, Unilever and TMICC shall and shall procure that (respectively) the Unilever Post Demerger Group and the TMICC Group shall complete those steps of the Demerger Reorganisation which, pursuant to the Demerger Reorganisation Steps Plan, are to be completed following Completion, in accordance with and at such time as is set out in the Demerger Reorganisation Steps Plan including steps to be taken pursuant to the Put/Call Option.

8.2	Ongoing assistance

Following Completion, TMICC shall provide such assistance to Unilever and any Unilever Post Demerger Group Company as Unilever shall reasonably request in writing and which assistance TMICC is reasonably able to provide to allow Unilever and any other Unilever Post Demerger Group Company to ensure that any voting rights attaching to TMICC Shares exercisable by them (or on their behalf) will be cast in proportion to the votes cast by other TMICC Shareholders on a resolution, provided that Unilever and each other Unilever Post Demerger Group Company have duly and timely submitted the required voting instructions to that effect for their TMICC Shares for the relevant meeting.

8.3	Mexico IOMAs

8.3.1	Following Completion and as soon as reasonably practicable prior to expiry of the Local IOMAs applicable in Mexico (the “Mexico IOMAs”), Unilever and TMICC shall, and shall procure that (respectively) the members of the Unilever Post Demerger Group and the TMICC Group, acting reasonably and in good faith, negotiate and agree new local interim agreement(s) which will replace the Mexico IOMAs with effect from the date on which such Mexico IOMAs expire.

8.3.2	TMICC shall use all reasonable endeavours to obtain the licences, permits, consents and permissions reasonably necessary for the relevant TMICC Group Companies to operate the Ice Cream Business in Mexico in the way that it was operated prior to completion of Internal Separation in Mexico (the “Mexico L&Ps”) as soon as practicable and Unilever undertakes to provide such assistance as TMICC may reasonably require for the purposes of obtaining the Mexico L&Ps.

8.3.3	Unilever and TMICC acknowledge and agree that the replacement interim agreement(s) to be put in place in accordance with Clause 8.3.1 above shall be effective for a term which has regard to the expected timeframe for obtaining the Mexico L&Ps.

9	Restrictions

9.1	Restrictions on Unilever

Unilever undertakes with TMICC (on behalf of itself and each other TMICC Group Company) that it shall not, and shall procure that no Unilever Post Demerger Group Company shall, in any Relevant Capacity during the Restricted Period:

9.1.1	in any Restricted Territory carry on, be engaged in or be economically interested in any Restricted Business which is or is likely to be in competition with the business of the TMICC Group as now carried on in the Restricted Territories; or

9.1.2	induce or seek to induce any Restricted Employee to become employed whether as employee, consultant or otherwise by any Unilever Post Demerger Group Company, whether or not such Restricted Employee would thereby commit a breach of their contract of service. The placing of an advertisement of a post available to the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 9.1 provided that no Unilever Post Demerger Group Company encourages or advises such agency to approach any Restricted Employee.

9.2	Restriction on TMICC

TMICC undertakes with Unilever (on behalf of itself and each other Unilever Post Demerger Group Company) that it shall not, and shall procure that no TMICC Group Company shall, in any Relevant Capacity:

9.2.1	during the Restricted Period induce or seek to induce any Restricted Employee to become employed whether as employee, consultant or otherwise by any TMICC Group Company, whether or not such Restricted Employee would thereby commit a breach of their contract of service. The placing of an advertisement of a post available to the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 9.2, provided that no TMICC Group Company encourages or advises such agency to approach any Restricted Employee; or

9.2.2	subject to prior notification in accordance with Clause 9.5.10, for the relevant Severance Payment Period or the period ending 12 months after Completion, if earlier, employ or engage, or induce or seek to induce, any Redundant Employee to become employed or engaged, whether as employee, consultant or otherwise by any TMICC Group Company, whether or not such Redundant Employee would thereby commit a breach of their contract of service.

9.3	Exceptions

9.3.1	The restrictions in Clause 9.1 shall not operate to prohibit any Unilever Post Demerger Group Company from:

(i)	holding or being interested in up to 5 per cent. of the outstanding issued share capital of a company listed on any recognised stock exchange;

(ii)	holding a non-controlling interest in any company, provided that no Unilever Post Demerger Group Company exercises a management function or exercises material influence over such company;

(iii)	fulfilling any obligation or taking any action pursuant to this Agreement or any other Global Separation Agreement;

(iv)	carrying on, or being engaged or economically interested in any business carried on as at the date of the Demerger by: (a) any Unilever Post Demerger Group Company or (b) an entity in which a member of the Unilever Post Demerger Group has an interest;

(v)	carrying on, or being engaged or economically interested in the Food Solutions Business and the sale by the Unilever Post Demerger Group of Food Solutions Products under the “Carte d’Or Professional” mark in accordance with the Carte d’Or Licence Agreement; and

(vi)	acquiring the whole or part of any business or the shares in any company, provided that the principal purpose of the acquisition is not to acquire a business or company which competes with the TMICC Group and that the turnover attributed to that part of the business or company which would otherwise cause a breach of Clause 9.1 is less than 20 per cent. of the total turnover of the business or company for the last financial year.

9.3.2	The restriction in Clause 9.2 shall not operate to prohibit any TMICC Group Company from fulfilling any obligation or taking any action pursuant to this Agreement or any other Global Separation Agreement.

9.4	Reasonableness of restrictions

9.4.1	Unilever agrees that the restrictions contained in this Clause 9 are no greater than is reasonable and necessary for the protection of the interests of the TMICC Group but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

9.4.2	TMICC agrees that the restrictions contained in this Clause 9 are no greater than is reasonable and necessary for the protection of the interests of the Unilever Post Demerger Group but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

9.5	Interpretation

The following terms shall have the following meanings respectively in this Clause 9:

9.5.1	“Carte d’Or Licence Agreement” means the brand licence agreement to be entered into between Magnum IP Holdings B.V. and Unilever IP Holdings B.V. with effect from 1 July 2025 in relation to use of the “Carte d’Or Professional” mark by the Unilever Post Demerger Group;

9.5.2	“Global Separation Agreements” means this Agreement, the Demerger Reorganisation Steps Plan, the Internal Separation Documents or any Transaction Document;

9.5.3	“Redundant Employee” means any employee or former employee of Unilever whose employment with Unilever has been terminated prior to Completion, or is terminated after Completion, and, in each case, has received, or becomes entitled to receive, a severance payment from Unilever as a result of such termination of employment following either (i) an objection to the automatic transfer of their employment to TMICC; or (ii) a refusal to accept employment with TMICC;

9.5.4	“Relevant Capacity” means for its own account or for that of any person, firm or company (other than TMICC or the TMICC Group, in the case of Unilever, or Unilever or the Unilever Post Demerger Group, in the case of TMICC);

9.5.5	“Restricted Business” means the business of:

(i)	the researching and developing of Restricted Products;

(ii)	the franchising of operations related to the marketing, distribution and sale of Restricted Products;

(iii)	the marketing, distributing and selling of Restricted Products;

(iv)	the ownership, maintenance, sale, distribution, lending and/or leasing of ice cream freezer cabinets; and

(v)	the manufacturing, procuring, producing, packaging, packing and storage of Restricted Products;

9.5.6	“Restricted Employee” means:

(i)	for purposes of the restrictions in Clause 9.1.2, any employee of the TMICC Group who, at the time of Completion, is so employed and designated Work Level 3 or higher by reference to the Unilever Group’s Principles of Work Levels Standard (or TMICC Group equivalent); and

(ii)	for the purposes of the restrictions in Clause 9.2, any employee of the Unilever Post Demerger Group who, at the time of Completion, is designated Work Level 3 or higher by reference to the Unilever Group’s Principles of Work Levels Standard;

9.5.7	“Restricted Period” means:

(i)	for the purposes of the restrictions in Clause 9.1.1, 24 months commencing on Completion; and

(ii)	for the purposes of the restrictions in Clauses 9.1.2 and 9.2, 12 months commencing on Completion;

9.5.8	“Restricted Products” means:

(i)	all frozen or semi-frozen dairy or non-dairy ice cream products (including products typically positioned or denominated as water ice, ice block, sorbet, frozen yoghurt, gelato, or soft serve, or which use such terms in the brand name or product description) in any size and in any format (including half-gallons, pints, cakes, sundaes, shakes, sticks, bars, cones, sandwiches, lollies, lollipops, pops, tubs or novelties), including any such products which are Food Solutions Products; or

(ii)	any frozen, semi-frozen or non-frozen food or drink products not falling within paragraph 9.5.8(i) above which, as at the relevant date of completion of Internal Separation, are marketed or sold exclusively under any Ice Cream Brand, but excluding any such products which are Food Solutions Products sold under the “Carte d’Or” or “Carte d’Or Professional” brands;

9.5.9	“Restricted Territory” means worldwide, excluding: Belarus, India, Portugal and Russia; and

9.5.10	“Severance Payment Period” means in relation to a Redundant Employee, the period of time starting on the date on which their employment with Unilever terminates and ending D working days later, where:

D = S/FP

“S” being the total net amount paid to the relevant Redundant Employee by way of severance (including but not limited to any payment in lieu of notice, statutory or discretionary redundancy or similar severance payment and any ex gratia sum, but excluding accrued holiday pay, 13th month pay, any variable elements including compensation for overtime (if any), pro-rata bonus entitlement, the value of any benefits (including outplacement, legal fees or similar benefits paid on the termination of the relevant Redundant Employee’s employment, and shares)); and

“FP” is the total net fixed pay (meaning salary and any regular contractual allowances, but excluding any variable payments including any overtime, any bonus or share entitlements and the value of any benefits) of the relevant Redundant Employee expressed as a daily rate (based on working days not calendar days), in the case of each relevant Redundant Employee, as notified by Unilever to TMICC in writing, together with the identity of the relevant Redundant Employee and details of how their Severance Payment Period has been calculated, within ten Business Days of Unilever notifying such Redundant Employee of the termination of his or her employment or, where the relevant notification occurred prior to the date of this Agreement, within ten Business Days of the date of this Agreement.

10	Non-Disparagement

10.1	From Completion, TMICC shall, and shall use all reasonable endeavours to procure that each TMICC Group Company, and their respective directors and officers shall, refrain from directly or indirectly making, or causing to be made, or actively and knowingly assisting, encouraging or coordinating with any other person in making any Statement that can reasonably be considered to have a material adverse impact on the integrity, reputation, or goodwill of Unilever, any Unilever Post Demerger Group Company, or any of its or their respective officers, directors, employees or advisers, or any person who (to the reasonable knowledge of the person making the Statement) has served as an officer, director or employee of or adviser to Unilever or any Unilever Post Demerger Group Company.

10.2	From Completion, Unilever shall, and shall use all reasonable endeavours to procure that each Unilever Post Demerger Group Company, and their respective directors and officers shall, refrain from directly or indirectly making, or causing to be made, or actively and knowingly assisting, encouraging or coordinating with any other person in making any Statement that can reasonably be considered to have a material adverse impact on the integrity, reputation, or goodwill of TMICC, any TMICC Group Company, or any of its or their respective officers, directors, employees or advisers, or any person who (to the reasonable knowledge of the person making the Statement) has served as an officer, director or employee of or adviser to TMICC or any TMICC Group Company.

10.3	This Clause 10 does not apply for the purposes of any Statement:

10.3.1	as required by an order of any court or governmental, regulatory or administrative authority of a competent jurisdiction;

10.3.2	as required following a request from a Tax Authority;

10.3.3	as required by any applicable law or regulation;

10.3.4	to the legal advisers, insurers and auditors of each Unilever Post Demerger Group Company and each TMICC Group Company (as the case may be) on terms that preserve confidentiality;

10.3.5	in relation to any information which is already in the public domain without any breach of this Agreement or other obligations of confidence by each Unilever Post Demerger Group Company and each TMICC Group Company; or

10.3.6	with the express prior written consent of Unilever or TMICC (as applicable).

10.4	For the avoidance of doubt, nothing in this Clause 10 shall preclude Unilever or TMICC from:

10.4.1	making a disclosure to a regulator regarding any misconduct, wrongdoing or serious breach of regulatory requirements, or reporting a criminal offence to any law enforcement agency;

10.4.2	co-operating with any law enforcement agency regarding a criminal investigation or prosecution; or

10.4.3	making a protected disclosure under the Public Interest Disclosure Act 1998 or equivalent legislation in any jurisdiction.

11	Allocation of Liabilities and Third Party Claims

11.1	The allocation of Liabilities from Completion shall be determined in accordance with Schedule 1.

11.2	The conduct of Third Party Claims from Completion shall be determined in accordance with Part C of Schedule 1.

12	Intra-Group Balances and Insurance

12.1	Intra-group balances

12.1.1	Immediately prior to Completion:

(i)	Unilever shall procure that all amounts owed by each Unilever Post Demerger Group Company to any TMICC Group Company (other than in respect of Trading Balances) shall be paid by the relevant Unilever Post Demerger Group Company to the relevant TMICC Group Company; and

(ii)	TMICC and TMICC HoldCo shall procure that all amounts owed by each TMICC Group Company to any Unilever Post Demerger Group Company (other than in respect of Trading Balances) shall be paid by the relevant TMICC Group Company to the relevant Unilever Post Demerger Group Company, in each case in accordance with Schedule 2 and the Demerger Reorganisation Steps Plan where applicable.

12.1.2	All amounts owed in respect of Trading Balances shall be governed by the terms and conditions applying to such arrangements in the ordinary and usual course of business (including, where relevant, pursuant to the GTSA, Local TSAs and Local IOMAs) and shall not be affected by this Agreement.

12.2	Insurance

The Parties acknowledge that in accordance with the terms and conditions of the Unilever Group Insurance Policies, TMICC shall cease to be insured under the Unilever Group Insurance Policies with effect from Completion save that, for the avoidance of doubt and subject to the terms and conditions of the relevant other Unilever Group Insurance Policy, the relevant TMICC Group Companies that were insured under the Unilever Group Insurance Policies in respect of the period prior to Completion shall continue to be insured:

12.2.1	if the relevant Unilever Group Insurance Policy is on a claims-made basis, limited to the extent that the relevant claim was notified to the relevant insurer prior to Completion; and

12.2.2	if the relevant Unilever Group Insurance Policy is ‘occurrence based’, limited to the extent that the relevant loss occurred prior to Completion.

12.3	Conduct of insurance claims

If, following Completion, any TMICC Group Company continues to have coverage under the Unilever Group Insurance Policies in respect of periods prior to Completion to the extent set out in Clause 12.2, the relevant TMICC Group Company shall have conduct of any claims. In particular:

12.3.1	if permitted by the relevant Unilever Group Insurance Policy, TMICC, on behalf of the relevant TMICC Group Company, shall inform Unilever before notifying any insurer or third party of any claims, or circumstances that may give rise to any claims, unless TMICC reasonably considers that such an action could be prejudicial to the relevant company’s ability to make such claim, in which case the relevant company shall inform Unilever as soon as reasonably practicable after notifying any insurer or third party, and shall in each case consult with Unilever in respect of the ongoing conduct of such claim;

12.3.2	if the terms of the relevant Unilever Group Insurance Policy require Unilever to make or join any such notification, then Unilever shall do so on request from the relevant TMICC Group Company;

12.3.3	Unilever shall provide to the relevant TMICC Group Company such assistance as may reasonably be requested by the relevant TMICC Group Company in connection with such claim, subject to TMICC indemnifying Unilever for any reasonable external costs incurred by Unilever in providing such assistance;

12.3.4	subject to Clause 12.3.5, Unilever shall pay any monies received after taking into account any deductible under the Unilever Group Insurance Policy and less: (a) any Tax suffered on the proceeds (or that would have been suffered on the proceeds but for the availability of a Relief); and (b) any reasonable out of pocket expenses suffered or incurred by Unilever or any Unilever Group Company in connection with the claim, to TMICC or, at TMICC’s direction, to the relevant company as soon as practicable after receipt; and

12.3.5	neither TMICC nor any TMICC Group Company shall be entitled to any proceeds received by Unilever under any Unilever Group Insurance Policy, except if and to the extent such proceeds relate to a claim made pursuant to Clause 12.2 and Losses for which the relevant company has not already been reimbursed, indemnified or otherwise compensated for whether under this Agreement or otherwise.

13	Withholdings, Gross-up and VAT

13.1	All sums payable under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any deductions or withholdings are required by law in respect of any payment made under this Agreement pursuant to an indemnity (such payment being an “Indemnity Payment”), the party making the payment shall be obliged to pay to the recipient such additional amounts as will ensure that the recipient receives, in total, an amount which (after such deduction or withholding has been made) is no more and no less than it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

13.2	The recipient or expected recipient of an Indemnity Payment under this Agreement shall take such measures as are reasonable to claim from the appropriate Tax Authority any Relief to which it is entitled in respect of any deduction or withholding in respect of which a payment has been or would otherwise be required to be made pursuant to Clause 13.1 and, for such purposes shall, within any applicable time limits, submit any claims, notices, returns or applications and send a copy of them to the payer.

13.3	If the recipient of an Indemnity Payment made under this Agreement obtains a refund of or obtains and utilises a credit for any Tax payable by it or similar benefit by reason of any deduction or withholding for or on account of Taxation then it shall reimburse to the payer such part of such additional amounts paid to it pursuant to Clause 13.1 above as the recipient of the payment certifies to the payer will leave it (after such reimbursement) in no better and no worse position than would have arisen if the payer had not been required to make such deduction or withholding.

13.4	Where an Indemnity Payment is made or to be made under this Agreement, then the sum payable shall be adjusted to such sum as will ensure that after payment of any Taxation charged on such sum in the hands of the recipient (including any Taxation which would have been charged but for the use of a Relief) the recipient shall be left with a sum equal to the sum that it would have received in the absence of such charge to Taxation (after giving credit for any Relief that is or will be available to the recipient in respect of the matter giving rise to the payment).

13.5	The obligations (i) to pay any additional amounts under Clause 13.1 in respect of any withholding or deduction for or on account of Tax, and (ii) to adjust a sum payable under Clause 13.4 in respect of any Taxation charged in the hands of the recipient, shall not apply in respect of an Indemnity Payment where the sum payable has been calculated or otherwise taken into account the relevant withholding or deduction, or Taxation as a measure of damages (or otherwise).

13.6	Where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or the representative member of any VAT group of which it forms part, subject to that party or representative member using reasonable endeavours to recover such amount of VAT as may be practicable.

14	Announcements and Confidentiality

14.1	Announcements

14.1.1	Subject to Clause 14.1.2, Unilever and TMICC shall consult together as to the terms of, the timetable for and the manner of publication of any announcement to shareholders, employees, customers or suppliers or to the AFM, Euronext Amsterdam N.V., the FCA, the LSE, the SEC or the NYSE, or other authorities or to the media or otherwise which either may desire or be obliged to make regarding this Agreement or the Demerger.

14.1.2	Clause 14.1.1 shall not apply to any announcement or disclosure which is required by law, any governmental or regulatory body or any stock exchange on which the shares of any Party or its holding company are listed and for which prior consultation is not reasonably practicable, provided that prior to disclosure, the Party proposing to make the disclosure shall, where not prohibited by law, promptly notify the other Parties of its intention to make the disclosure and the source of the relevant legal or regulatory requirement.

14.2	Information required to be made public

14.2.1	Each of the Parties acknowledges that the Transaction Documents shall, or may, be:

(i)	summarised in the Unilever Circular and the Prospectuses;

(ii)	filed as an exhibit to the Registration Statement to the extent required by Form 20-F;

(iii)	filed as an exhibit to the annual reports of each of Unilever and TMICC to the extent required by SEC Form 20-F; and/or

(iv)	made available on the internet by each of the Parties (if and to the extent required by the UK Listing Rules, or the Prospectus Rules or the EU Prospectus Regulation, as applicable).

14.2.2	Subject to Clause 14.1 and Clause 14.2.3, the Parties shall treat as strictly confidential and not disclose or use any information of a confidential nature relating to the other Party or its subsidiary undertakings.

14.2.3	Clause 14.2.2 shall not prohibit disclosure or use of any information if and to the extent:

(i)	such information is contained in the Unilever Circular or a Prospectus;

(ii)	the disclosure or use is required by law, any governmental or regulatory body or any stock exchange on which the shares of any Party or its holding company are listed;

(iii)	the disclosure or use is required for the purpose of any judicial or arbitral proceedings arising out of this Agreement or any Transaction Document;

(iv)	the disclosure is reasonably made to a Tax Authority, in relation to the Tax affairs of the disclosing Party;

(v)	the disclosure is made on a confidential basis to professional advisers of any Party;

(vi)	the information is or becomes publicly available (other than by breach of this Agreement or any Transaction Document);

(vii)	the other Party has given prior approval to the disclosure or use; or

(viii)	the information is independently developed after Completion,

provided that prior to disclosure or use of any information pursuant to Clause (i) or Clause (iii), the Party concerned shall, where not prohibited by law, consult with the other Party insofar as is reasonably practicable.

15	Escalation

If the Parties have a dispute as to the interpretation of this Agreement (a “Dispute”), then that Dispute shall not be determined in accordance with Clause 16.12 until and unless:

15.1.1	a Party has, by notice to the other Party, referred the Dispute for resolution to the Demerger Committee;

15.1.2	if the Demerger Committee does not resolve the Dispute within 15 Business Days of the Dispute being referred to them under Clause 15.1.1, the Dispute shall be referred to:

(i)	in the case of a Unilever Post Demerger Group Company, Maria Varsellona and Prakash Kakkad; and

(ii)	in the case of a TMICC Group Company, Vanessa Vilar and Abhijit Bhattacharya,

or to such other officer as each Party shall nominate and notify to the other Party from time to time (the “Executives”); and

15.1.3	if the Executives do not resolve the Dispute within 20 Business Days of the Dispute being referred to them under Clause 15.1.2, the Parties may refer that Dispute for resolution in accordance with Clause 16.12.

16	Other Provisions

16.1	Notices

16.1.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing;

(ii)	delivered by hand, e-mail, recorded or special delivery or courier using an internationally recognised courier company.

16.1.2	A Notice to Unilever shall be sent to Unilever at the following address, or to such other person or address as Unilever may notify to TMICC from time to time:

Address:	Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom

Email:	thomas.potter@unilever.com

Attention	Thomas Potter

16.1.3	A Notice to TMICC shall be sent to TMICC at the following address, or to such other person or address as TMICC may notify to Unilever from time to time:

Address:	Reguliersdwarsstraat 63, 1017 BK, Amsterdam, The Netherlands

Email:	vanessa.vilar@unilever.com

Attention	Vanessa Vilar

16.1.4	Subject to Clause 16.1.5, a Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time recorded by the delivery company, in the case of recorded or special delivery;

(ii)	at the time of delivery, if delivered by hand or courier; or

(iii)	at the time of sending if sent by e-mail, provided that receipt shall not occur if the sender receives an automated message that the e-mail has not been delivered to the recipient.

16.1.5	A Notice that is deemed by Clause 16.1.4 to be received after 5.00 p.m. on any day, or on a Saturday, Sunday or public holiday in the place of receipt, shall be deemed to be received at 9.00 a.m. on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.

16.1.6	For the purposes of this Clause 16.1, all references to time are to local time in the place of receipt. For the purposes of Notices by e-mail, the place of receipt is the place in which the Party to whom the Notice is sent has its postal address for the purpose of this Agreement.

16.2	Further assurances

16.2.1	Each of Unilever on the one hand and TMICC and TMICC HoldCo on the other hand shall, and shall use reasonable endeavours to procure that any necessary third party shall, from time to time execute such documents and perform such acts and things as either of them may reasonably require to effect the Demerger and to give the other the full benefit of this Agreement.

16.2.2	Unilever shall, and shall procure that the relevant Unilever Post Demerger Group Companies shall, retain for the longer of (a) a period of ten (10) years or (b) the period stipulated in accordance with its standard record retention policies and procedures from Completion any books, records and documents in electronic form which contain or form part of the Ice Cream Business Data (but excluding always any books, records, documents and information which (or copies of which) have been transferred to TMICC or any TMICC Group Company, including pursuant to, or in connection with and Internal Separation Document) and shall, and shall procure that the relevant Unilever Post Demerger Group Companies shall, if reasonably requested by TMICC or a TMICC Group Company, allow TMICC or the relevant TMICC Group Company (as applicable) reasonable access to such books, records and documents, including the right to take copies, at TMICC’s or the relevant TMICC Group Company’s (as applicable) expense, provided that where such books, records or documents contain information other than the Ice Cream Business Data, Unilever or the relevant Unilever Post Demerger Group Company shall have the right to remove or redact any such information prior to providing access to TMICC or the relevant TMICC Group Company, (i) for the purposes of complying with any reporting or filing obligations relating to Tax, accounting or regulatory matters; (ii) in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a customer or a regulatory authority regarding the TMICC Group (subject always to Part C of Schedule 1 and provided that the TMICC Group or any TMICC Group Company will not use or disclose such books, records and documents in the context of any claim, investigation or enquiry in which any Unilever Post Demerger Group Company is involved without the prior written consent of Unilever); (iii) to enable the TMICC Group to comply with their own Tax obligations or facilitate the management or settlement of their own Tax affairs; and (iv) to enable TMICC or any TMCC Group Company to discharge its obligations or enforce its rights under this Agreement or the Tax Matters Agreement, in each case, providing always that the obligations of Unilever and the Unilever Post Demerger Group Companies under this Clause 16.2.2 shall not extend to allowing access to information which is reasonably regarded as confidential to the activities of Unilever and the Unilever Post Demerger Group. If requested by TMICC or a TMICC Group Company, Unilever or the relevant Unilever Post Demerger Group Company (as applicable) shall, at TMICC’s or the relevant TMICC Group Company’s (as applicable) expense, use its reasonable endeavours to provide the requested information which would otherwise be provided under this Clause 16.2.2 but for the proviso in the preceding sentence in a manner which, to Unilever’s or the relevant Unilever Post Demerger Group Company’s satisfaction, sufficiently redacts the information which is reasonably regarded as confidential to the activities of Unilever or the Unilever Post Demerger Group.

16.2.3	TMICC shall, and shall procure that the relevant TMICC Group Companies shall, retain for a period of ten (10) years from Completion any books, records and documents of any TMICC Group Companies if and to the extent they relate to the period prior to Completion and shall, and shall procure that the relevant TMICC Group Companies shall, if reasonably requested by Unilever or any Unilever Post Demerger Group Company, allow Unilever or any Unilever Post Demerger Group Company (as applicable) reasonable access to such books, records and documents, including the right to take copies, at Unilever’s or any Unilever Post Demerger Group Company’s (as applicable) expense, (i) for the purposes of complying with any reporting or filing obligations relating to tax, accounting or regulatory matters; (ii) in order to negotiate, refute, settle, compromise or otherwise deal with any claim or investigation by a customer or a regulatory authority regarding Unilever or any Unilever Post Demerger Group Company; (iii) to enable the Unilever Post Demerger Group to comply with its own tax obligations or facilitate the management or settlement of its own tax affairs; and (iv) to enable Unilever or any Unilever Post Demerger Group Company to discharge its obligations or enforce its rights under this Agreement or the Tax Matters Agreement.

16.3	Demerger costs

The Parties agree that the professional fees, expenses, commissions, costs and other charges incurred or paid or agreed to be paid or payable in connection with the Demerger (the “Transaction Costs”) shall be borne as follows:

16.3.1	the Transaction Costs incurred in connection with the services provided by J.P. Morgan Securities plc and Morgan Stanley & Co. International plc as joint financial advisors and corporate brokers to Unilever shall be borne by Unilever;

16.3.2	the Transaction Costs incurred in connection with the services provided by J.P. Morgan Securities plc and Morgan Stanley & Co. International plc as Joint Sponsors shall be borne by TMICC;

16.3.3	the Transaction Costs incurred in connection with the services provided by Linklaters LLP as legal advisers to Unilever shall be borne by Unilever;

16.3.4	the Transaction Costs incurred in connection with the services provided by PricewaterhouseCoopers as separation advisers shall be borne by Unilever;

16.3.5	the Transaction Costs incurred in connection with the services provided by KPMG LLP as carveout financial auditor and reporting accountant shall be borne by Unilever,

and, unless otherwise agreed between the Parties in writing, all other Transaction Costs shall be borne by TMICC.

16.4	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Each Party may enter into this Agreement by signing any such counterpart.

16.5	Whole agreement

16.5.1	This Agreement and the Transaction Documents contain the whole agreement between the Parties relating to the Demerger to the exclusion of any terms implied by law which may be excluded by contract and supersede any previous written or oral agreement between the Parties in relation to the Demerger.

16.5.2	Each of the Parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in or in connection with this Agreement shall be for breach of the terms of this Agreement, and each of the Parties waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.

16.5.3	Nothing in this Clause 16.5 excludes or limits any liability for fraud.

16.6	Waiver

No failure of either Party to exercise and no delay by either Party in exercising any right, power or remedy in connection with this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any express waiver of any breach of this Agreement shall not be deemed to be a waiver of any subsequent breach.

16.7	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

16.8	Invalidity

16.8.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

16.8.2	If and to the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 16.8.1, then such provision or part of it shall, if and to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 16.8.1, not be affected.

16.9	Third party rights

16.9.1	Subject to Clause 16.9.2, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

16.9.2	Subject to Clause 16.9.3, each TMICC Group Company and Unilever Group Company (whilst they remain in the TMICC Group or the Unilever Group as applicable) may enforce and rely on Clauses 7, 12.1, 16.2.2 and paragraph 2 of Part D, Schedule 1 to the same extent as if they were a Party.

16.9.3	This Agreement may be terminated and any term may be amended or waived without the consent of the persons named in Clause 16.9.2.

16.10	Assignment

Neither Party may without the prior consent of the other Party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

16.11	Double Recovery

No member of the Unilever Group or TMICC Group may recover damages or obtain payment, reimbursement, restitution or indemnity under the Transaction Documents, this Agreement or the Tax Matters Agreement, more than once in respect of the same losses suffered or amount for which the party is otherwise entitled to claim (or part of such losses or amount), and no amount (including any Relief) (or part of any amount) shall be taken into account, set off or credited more than once under this Agreement, the Tax Matters Agreement or the Transaction Documents or otherwise, with the intent that there will be no double counting under this Agreement, the Tax Matters Agreement and the Transaction Documents or otherwise.

16.12	Arbitration

Subject to Clause 15, any dispute arising out of or connected with this Agreement, including a dispute as to the validity, existence or termination of this Agreement or this Clause 16.12 or any non-contractual obligation arising out of or in connection with this Agreement, shall be resolved by arbitration in London conducted in English by a single arbitrator pursuant to the London Court of International Arbitration Rules (“LCIA”), save that unless the Parties agree otherwise, neither shall be required to give general discovery of documents, but may be required only to produce specific, identified documents which are relevant to the dispute.

The appointing body shall be the LCIA.

16.13	Appointment of Process Agent

16.13.1	Each of TMICC and TMICC HoldCo hereby irrevocably appoints Magnum ICC UK R&D Ltd of Port Sunlight, Wirral, Merseyside, United Kingdom, CH62 4ZD as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by TMICC or TMICC HoldCo (as applicable). TMICC or TMICC HoldCo (as applicable) shall inform Unilever in writing of any change of address of such process agent within 10 Business Days of such change. If such process agent ceases to be able to act as such or to have an address in England, TMICC or TMICC HoldCo (as applicable) irrevocably agrees to appoint a new process agent in England acceptable to Unilever and to deliver to Unilever within 10 Business Days a copy of a written acceptance of appointment by the process agent.

16.13.2	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

16.14	Governing law and submission to jurisdiction

16.14.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by English law.

16.14.2	Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of England to support and assist the arbitration process pursuant to Clause 16.12, including, if necessary, the grant of interlocutory relief pending the outcome of that process.

In witness whereof this Agreement has been entered into on the date stated at the beginning.

SIGNED by	Srinivas Phatak
on behalf of Unilever PLC:		/s/ Srinivas Phatak

[Signature page – Demerger Agreement]

SIGNED by	Vanessa Vilar
on behalf of The Magnum Ice Cream Company B.V.:		/s/ Vanessa Vilar

[Signature page – Demerger Agreement]

SIGNED by	Vanessa Vilar
on behalf of The Magnum Ice Cream Company HoldCo Netherlands B.V.:		/s/ Vanessa Vilar

[Signature page – Demerger Agreement]

Schedule 1
Allocation of Liabilities

Part A

Allocation Principles

This Part A of Schedule 1 shall apply in determining the allocation of Liabilities for the purposes of Part B of this Schedule 1.

1	Subject to paragraph 2 below, from Completion all Liabilities arising in a Unilever Post Demerger Group Company or a TMICC Group Company shall be allocated as follows:

(a)	any Liability that arises in a Unilever Post Demerger Group Company shall remain with that company unless such Liability was incurred in relation to or in connection with the Demerging Business, in which case it shall be allocated to the TMICC Group;

(b)	any Liability that arises in a TMICC Group Company shall remain with that company unless such Liability was incurred in relation to or in connection with a business or businesses which is not part of the Demerging Business, in which case it shall allocated to the Unilever Post Demerger Group; and

(c)	any Liability that does not fall within either limb (a) or (b) of this paragraph 1, shall remain with the relevant legal entity with which it sits at Completion.

2	Paragraph 1 above shall not apply to:

(a)	any outstanding or accrued Liabilities in respect of trading activities in the ordinary/usual course of business owed by a Unilever Post Demerger Group Company in relation to the Demerging Business, which shall remain with the relevant company, but only in circumstances where such Liabilities are otherwise allocated or addressed under any existing agreement between a TMICC Group Company and a Unilever Post Demerger Group Company (including the GTSA, the Local IOMAs and the Local TSAs);

(b)	any Liability in respect of any monies borrowed, or indebtedness in the nature of borrowings incurred by a Unilever Post Demerger Group Company in relation to the Demerging Business, which shall remain with the relevant company;

(c)	any contingent Liability or Liability arising from any leasing arrangement incurred by a Unilever Post Demerger Group Company (to the extent that such Liability is not incurred directly in relation to or in connection with the Demerging Business), which shall remain with the relevant company;

(d)	any Liability arising from, or which is caused by: (i) the contents of the Prospectuses or the Investor Materials (or any omission therefrom); or (ii) third party claims in connection with the Prospectuses or the Investor Materials, which in each case shall be allocated exclusively to the TMICC Group;

(e)	any Liability arising from, or which is caused by: (i) the contents of the Unilever Circular (or any omission therefrom); or (ii) third party claims in connection with the Unilever Circular, which in each case shall be allocated exclusively to the Unilever Post Demerger Group;

(f)	any arrangements entered into prior to the date of this Agreement in respect of any pension liabilities of any Unilever Post Demerger Group Company that have been transferred or otherwise allocated to, or guaranteed by, a TMICC Group Company, and instead the existing agreement or arrangement shall remain in place on its existing terms; or

(g)	any other arrangements or liabilities which the Parties specifically agree in writing shall not be allocated in accordance with paragraph 1 above, and instead such arrangements or liabilities shall be allocated as set out in such separate written agreement.

3	The principles set out in paragraph 1 and paragraph 2 above are subject to:

(a)	the Tax Matters Agreement in the case of Tax and matters relating to Tax (and in the case of conflict, the Tax Matters Agreement shall take priority); and

(b)	the GTSA, the Local IOMAs and the Local TSAs in the case of the matters dealt with therein.

4	Subject to paragraph 3, the principles set out in paragraph 1 and paragraph 2 above shall prevail, and Unilever on the one hand and TMICC and TMICC HoldCo on the other hand shall procure that they shall prevail in respect of any Internal Separation Documents to which their respective subsidiary undertakings are party, over the provisions of the Internal Separation Documents to the extent of any inconsistency.

Part B

Procedure

1	With effect from Completion, as soon as reasonably practicable after TMICC or Unilever becomes aware of any Liability relating to a member of their respective Groups which should be allocated to the other’s Group in accordance with the Allocation Principles (an “Allocated Liability”), the Party that has identified such Liability (the “Indemnified Party”) shall provide written notice (a “Liability Notice”) of the same to the other (the “Indemnifying Party”).

2	Subject to Part C of Schedule 1, following receipt by the Indemnifying Party of a Liability Notice or, in the event of a dispute, a determination in accordance with paragraph 9 of this Part B of Schedule 1 or Clauses 15 or 16.12 of this Agreement as to how the Liability should be allocated, the Indemnified Party and the Indemnifying Party agree to cooperate in good faith and use reasonable endeavours to novate, transfer or otherwise release the relevant member of the Indemnified Party’s Group from the Allocated Liability. If the Indemnified Party and the Indemnifying Party are unable to novate, transfer or otherwise release such Allocated Liability, the Indemnifying Party hereby covenants and undertakes to:

(a)	indemnify, keep indemnified and hold harmless; or

(b)	procure that the Relevant Member of the Indemnifying Party’s Group shall indemnify, keep indemnified and hold harmless,

the Indemnified Party or Relevant Member of the Indemnified Party’s Group in respect of such Allocated Liability in full.

3	Any Liability Notice shall specify in reasonable detail to the extent known:

(a)	the basis on which it is considered that the relevant Liability should be allocated to the Indemnifying Party’s Group;

(b)	the members of the Indemnified Party’s Group (as applicable) in respect of which the relevant Liability is considered to have arisen;

(c)	the identity of any third parties involved; and

(d)	insofar as it is reasonably practicable to determine (but without prejudice to the final determination of the amount of the Liability), an estimate of the monetary amount of the Liability which the Indemnified Party reasonably expects to arise to the relevant member or members of the Indemnified Party’s Group and it is therefore considered should be allocated to the Indemnifying Party’s Group, provided that failure to specify any of the matters set out in this paragraph 3 shall not affect the rights of the Indemnified Party except if and to the extent that the Indemnifying Party is prejudiced by the failure.

4	Without prejudice to the provisions of Part D of this Schedule 1 or any Transaction Document or other written agreement between members of the TMICC Group and the Unilever Post Demerger Group, any Liability which is not an Allocated Liability shall remain with the legal entity with which such Liability sits at Completion, and no steps shall be taken by the Parties in respect of the novation, transfer or release of such Liability or any indemnification in respect of that Liability, in each case unless and until such Liability becomes an Allocated Liability for the purposes of this Agreement.

5	If an Indemnifying Party disputes the content of a Liability Notice, then the Indemnifying Party may, up to 10 Business Days after receipt of the Liability Notice, give written notice (a “Dispute Notice”) to the Indemnified Party stating that it disagrees with the Liability Notice including a reasonable description of why it disagrees with such notice.

6	If a Dispute Notice is provided to the Indemnified Party under paragraph 5 of this Part B of Schedule 1, the Indemnified Party and the Indemnifying Party agree to cooperate in good faith and use reasonable endeavours to resolve the matter(s) in dispute included in the Dispute Notice.

7	If:

(a)	a dispute arises between the Indemnified Party and the Indemnifying Party in connection with paragraph 5 of this Part B of Schedule 1; or

(b)	the Indemnified Party and the Indemnifying Party fail to reach agreement pursuant to paragraph 6 of this Part B of Schedule 1 within 15 Business Days after the Dispute Notice is provided to the Indemnified Party under paragraph 5 of this Part B of Schedule 1, a Party may escalate the dispute in accordance with Clause 13 of the Agreement.

Limitations

8	No Party shall be required to take any action under this Part B of Schedule 1 in respect of a Liability unless such Party has received a Liability Notice in respect of such Liability by the date falling ten years after the date of Completion. Any such Liability in respect of which a Liability Notice has not been received within such time limit shall remain with the legal entity with which such Liability sits following expiry of such time limit.

9	No Party shall be required to take any action under this Part B or Part D of Schedule 1 in respect of an Allocated Liability or Specific Indemnified Liability (respectively) unless the aggregate amount of all Allocated Liabilities and/or Specific Indemnified Liabilities in respect of which such Party has received one or more Liability Notices or Specific Indemnity Notices (as applicable) exceeds €5,000,000. Where the aggregate amount of such Allocated Liabilities and/or Specific Indemnified Liabilities exceeds €5,000,000, subject as provided elsewhere in this Agreement, such Party shall be liable for the aggregate amount of all Allocated Liabilities and/or Specific Indemnified Liabilities, and not just the excess.

10	No Party shall be required to take any action under this Part B or Part D of Schedule 1 in respect of a Liability where such Liability results, directly or indirectly, from the fraud of the Indemnified Party.

11	An Indemnified Party and the members of its Group shall not be entitled to be indemnified, to recover damages or otherwise obtain reimbursement or restitution between them more than once in respect of the same Liability under this Agreement, any other Transaction Document or any Internal Separation Document.

12	Save in respect of any legislation having retrospective effect to a date prior to the date of this Agreement, no liability shall arise in respect of any claim under this Agreement in respect of an Allocated Liability or a Specific Indemnified Liability if and to the extent that such Allocated Liability or Specific Indemnified Liability is created or increased wholly or partly as a result of any laws not in force at the date of this Agreement.

13	Subject to paragraph 14 below, if the Indemnifying Party has paid an amount in discharge of any Allocated Liability or if TMICC has paid an amount in discharge of a Specific Indemnified Liability, and subsequently the Indemnified Party (in the case of an Allocated Liability) or Unilever (in the case of a Specific Indemnified Liability) or a member of the relevant Group is entitled to recover from a third party (including under any Unilever Group Insurance Policies) a sum which indemnifies or compensates the Indemnified Party (in the case of an Allocated Liability) or Unilever (in the case of a Specific Indemnified Liability) or a member of the relevant Group (in whole or in part) for the Liability which is the subject matter of the Allocated Liability or Specific Indemnified Liability (as applicable), the Indemnified Party (in the case of an Allocated Liability) or Unilever (in the case of a Specific Indemnified Liability) shall procure that all steps are taken as the Indemnifying Party (in the case of an Allocated Liability) or TMICC (in the case of a Specific Indemnified Liability) may reasonably require to enforce such recovery and shall, or shall procure that the relevant member of its Group shall, pay to the Indemnifying Party (in the case of an Allocated Liability) or TMICC (in the case of a Specific Indemnified Liability) as soon as practicable after receipt an amount equal to:

(a)	any sum recovered from the third party less any costs and expenses incurred in obtaining such recovery and less any Tax attributable to the recovery after taking account of any Relief available in respect of the payment to be made; or, if less,

(b)	the amount previously paid by the Indemnifying Party to the Indemnified Party (in the case of an Allocated Liability) or by TMICC to a Unilever Post Demerger Group Company (in the case of a Specific Indemnified Liability).

14	Paragraph 13 above shall not require Unilever, TMICC or any member of their respective Groups to take any steps in relation to any claim or possible claim against any third party if it considers in good faith that taking such steps would be reasonably likely to materially prejudice the business relationship it has with that third party or any other person, nor shall paragraph 13 above require Unilever or any Unilever Post Demerger Group Company to take any steps to enforce a recovery in respect of an Allocated Liability or Specific Indemnified Liability under any Unilever Group Insurance Policies prior to seeking that such Allocated Liability or Specific Indemnified Liability be dealt with pursuant to paragraph 2 of this Part B of Schedule 1 or Part D of this Schedule 1, respectively.

15	So as to avoid double recovery, if a member of the Indemnifying Party’s Group has accepted a novation of or made a payment to a member of the Indemnified Party’s Group in respect of an Allocated Liability (including under an Internal Separation Document) or a Specific Indemnified Liability, then the Indemnifying Party and the members of its Group shall be released from their obligations under paragraph 2 of this Part B or paragraph 2 of Part D (as applicable) to the extent of such payment.

Relevant Member

16	For the purposes of this Part B, the “Relevant Member” means:

16.1	in the case of:

16.1.1	the Indemnifying Party, the member of the Indemnifying Party’s Group to which the Allocated Liability is most closely attributable; and

16.1.2	the Indemnified Party, the member of the Indemnified Party’s Group which has (or would otherwise have) suffered the Allocated Liability;

16.2	to the extent that Unilever or TMICC has failed to procure payment by the Relevant Member of its Group pursuant to paragraph 2 above, or to the extent that no Relevant Member is identified by paragraph 16.1 above:

16.2.1	in the case of the Unilever Post Demerger Group, Unilever; and

16.2.2	in the case of the TMICC Group, TMICC,

or such other entity or entities as is agreed between the Parties.

17	Unilever (and any member of the Unilever Post Demerger Group) shall not have any obligation to make a payment it would otherwise have under Part B if and to the extent that a member of the Unilever Post Demerger Group has made a payment to a member of the TMICC Group in respect of the same Allocated Liability pursuant to an Equivalent Provision.

18	TMICC (and any member of the TMICC Group) shall not have any obligation to make a payment it would otherwise have under Part B if and to the extent that a member of the TMICC Group has made a payment to a member of the Unilever Post Demerger Group in respect of the same Allocated Liability pursuant to an Equivalent Provision.

Part C

Conduct of Third Party Claims

1	This Part C of Schedule 1 applies where a matter or circumstance that gives rise to an Allocated Liability or a Specific Indemnified Liability is a result of or in connection with a claim by or Liability to a third party, whether such claim, Allocated Liability or Specific Indemnified Liability is actual, alleged, threatened, suspected or potential (a “Third Party Claim”).

2	The relevant members of the TMICC Group and the Unilever Post Demerger Group shall consult with one another so far as reasonably practicable in relation to the conduct of any Third Party Claim and shall take reasonable account of each other’s views before taking any action in relation to the Third Party Claim.

3	In the case of any Third Party Claim:

(a)	no admissions in relation to the Third Party Claim shall be made by any member of the Indemnified Party’s Group on behalf of any member of the Indemnifying Party’s Group and the Third Party Claim shall not be compromised, disposed, settled or otherwise dealt with without the written consent of the Indemnifying Party; and

(b)	subject to a member of the Indemnifying Party’s Group indemnifying the relevant members of the Indemnified Party’s Group against all reasonable costs and expenses (including legal and professional costs and expenses) that may be incurred thereby, the Indemnified Party shall procure that the relevant members of the Indemnified Party’s Group shall take such action as the Indemnifying Party may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise, mitigate or contest the Third Party Claim;

4	The Indemnifying Party shall be entitled at its own expense and in its absolute discretion, by notice in writing (a “Conduct Notice”) to the Indemnified Party, to take such action as it shall deem necessary or appropriate to avoid, dispute, deny, defend, resist, appeal, compromise or contest or otherwise handle or manage the Third Party Claim (including making counterclaims or other claims against third parties) in the name of and on behalf of the other Indemnified Party or any other member of the Indemnified Party’s Group concerned and to have conduct of the Third Party Claim and any directly related proceedings, negotiations or appeals, provided that if any position adopted, action taken or decision made (including with respect to any settlement or compromise of the Allocated Liability or Specific Indemnified Liability or part thereof) would:

(a)	result in a finding or admission of liability with respect to any member of the Indemnified Party’s Group; or

(b)	materially prejudicial to any member of the Indemnified Party’s Group or to their business (in the reasonable opinion of the member of the Indemnified Party’s Group concerned),

then the Indemnifying Party shall only adopt such position, take such action or make such decision (including with respect to any settlement or compromise) with the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed;

5	If a Conduct Notice is sent by the Indemnifying Party pursuant to paragraph 4 of this Part C of Schedule 1:

(a)	the Indemnified Party shall, and shall procure that any other member of its Group shall:

(i)	not admit liability in respect of, agree, compromise, settle, discharge or otherwise deal with the Third Party Claim with any person, body or authority without the prior written consent of the Indemnifying Party;

(ii)	take such action and institute such proceedings as the Indemnifying Party may reasonably request to avoid, dispute, resist, appeal, compromise, defend or mitigate the Third Party Claim;

(iii)	retain and preserve all relevant documents, records, correspondence, accounts and other information within the power, possession or control of the Indemnified Party and other members of its Group concerned which are or could reasonably be considered relevant in connection with the Third Party Claim;

(iv)	give to the Indemnifying Party and professional and legal advisors of the Indemnifying Party, subject to their being indemnified against all reasonable costs and expenses, all such information and assistance including access to premises and personnel of the Indemnified Party and other members of its Group concerned, and the right to examine and copy or photograph any assets, accounts, documents and records in each case, as the Indemnifying Party may reasonably request, including instructing such professional or legal advisers as the Indemnifying Party may nominate to act on behalf of the Indemnified Party or other member of the Indemnified Party’s Group concerned but in accordance with the Indemnifying Party’s instructions;

(v)	promptly (but in any case within a period of fifteen (15) Business Days of receipt) provide or forward or procure to be provided or forwarded to the Indemnifying Party copies of all correspondence and other written communications (including email communications) and information relating to the Third Party Claim or obtained received by the Indemnified Party or any its Group; and

(vi)	if the Third Party Claim is wholly rejected by the court or arbitrator, indemnify the Indemnifying Party against all reasonable costs and expenses (including legal and professional costs and expenses) that the Indemnifying Party incurs as a result of the Indemnifying Party assuming conduct of the Third Party Claim; and

(b)	the Indemnifying Party shall:

(i)	consult with the Indemnified Party and take reasonable account of the views of the Indemnified Party before taking any action in relation to the Third Party Claim;

(ii)	keep the Indemnified Party informed of all relevant matters relating to the Third Party Claim and shall promptly forward or procure to be forwarded to the Indemnified Party copies of all correspondence and other written communications relating to the Third Party Claim; and

(iii)	not make any settlement or compromise of the Third Party Claim without the written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed.

6	Notwithstanding this Part C of Schedule 1, no member of the TMICC Group or the Unilever Post Demerger Group (as applicable) shall be required to take any action or refrain from taking any action, if the relevant member of the TMICC Group or the Unilever Post Demerger Group, reasonably considers such action or omission may be unduly onerous or materially prejudicial to it or to its business.

Part D

Specific Indemnity

1	Interpretation

The following terms shall have the following meanings respectively in this Part D:

“Payroll Services” means any services provided to (or for the benefit of) any TMICC Group Company for, or in connection with, the establishment, management or maintenance of a payroll system or solution; and

“Payroll Service Provider” means any person providing Payroll Services.

2	Specific Indemnity

TMICC shall indemnify, keep indemnified and hold harmless each Unilever Post Demerger Group Company in full and on demand from and against, and undertakes to pay in cash to each Unilever Post Demerger Group Company an amount equal to, all Losses or Liabilities suffered or incurred by such Unilever Post Demerger Group Company arising out of, or in connection with:

(i)	the procurement or provision of Payroll Services; and

(ii)	any claim against a Unilever Post Demerger Group Company by a Payroll Service Provider.

3	Specific Indemnity Claims

3.1	If Unilever becomes aware of a Specific Indemnity Claim, Unilever shall provide written notice (a “Specific Indemnity Notice”) to TMICC as soon as reasonably practicable, specifying such information (to the extent known by the relevant Unilever Post Demerger Group Company at the date of the relevant Specific Indemnity Notice) in relation to:

3.1.1	the legal and factual basis of the Specific Indemnity Claim; and

3.1.2	Unilever’s estimate of the amount of the relevant Loss or Liability which is, or is to be, the subject of the Specific Indemnity Claim.

3.2	Any such Specific Indemnity Claim shall be conducted in accordance with, and subject to the limitations set out in, Part B of this Schedule 1, where such limitations are expressly stated in Part B to apply to a Specific Indemnity Claim.

3.3	TMICC shall not be required to take any action under this Part D of Schedule 1 in respect of a Specific Indemnified Liability unless TMICC has received a Specific Indemnity Notice in respect of such Specific Indemnified Liability by the date falling ten years after the date of Completion. Any such Specific Indemnified Liability in respect of which a Specific Indemnity Notice has not been received within such time limit shall remain with the Unilever Post Demerger Group Company with which such Specific Indemnified Liability sits following expiry of such time limit.

Schedule 2
Pre-Demerger Steps

1	Definitions

“Capitalisation Amount” means the difference between the Intra-Group Facility Total Amount and the Intra-Group Facility Repayment Amount;

“Capitalisation Date” means the date on which the capitalisation of the Capitalisation Amount is completed;

“Intra-Group Facility” means the facility agreement between UFI and TMICC FinCo dated 1 July 2025;

“Intra-Group Facility Repayment Amount” means the outstanding amount under the Intra-Group Facility which shall be repaid by TMICC FinCo to UFI on the Intra-Group Facility Repayment Date, as notified in the Pre-Demerger Notice pursuant to paragraph 2.1 below;

“Intra-Group Facility Repayment Date” means the date that is three Business Days prior to the scheduled date of Completion;

“Intra-Group Facility Total Amount” means the total principal amount outstanding under the Intra-Group Facility, together with any accrued interest and all other amounts that Unilever reasonably expects shall be owed to the Unilever Post Demerger Group under the Intra-Group Facility as at the Intra-Group Facility Repayment Date (or such other date as may be agreed by the Parties in writing) but, for the avoidance of doubt, ignoring the anticipated capitalisation of the Capitalisation Amount pursuant to paragraph 3 below;

“New TMICC Facilities” means: (i) the bridge and term facilities agreement dated 28 August 2025 between, among others, TMICC HoldCo as guarantor, TMICC FinCo as borrower and ING Bank N.V. as agent; and (ii) the revolving credit facility agreement dated 28 August 2025 between, among others, TMICC HoldCo as guarantor, TMICC FinCo as borrower and ING Bank N.V. as agent;

“New TMICC Loan(s)” has the meaning given to it in paragraph 4.1 of this Schedule 2;

“Pre-Demerger Notice” has the meaning given to it in paragraph 4.1 of this Schedule 2;

“TMICC FinCo” means Magnum ICC Finance B.V.;

“UFI” means Unilever Finance International AG; and

“Utilisation Request(s)” has the meaning given to it in paragraph 4.1 of this Schedule 2.

2	Pre-Demerger Notice

2.1	By no later than the date falling fifteen Business Days prior to the scheduled date of Completion, Unilever shall deliver a notice writing to TMICC and TMICC HoldCo setting out the following:

2.1.1	the scheduled date of Completion and, accordingly, the date which will be the Intra-Group Facility Repayment Date;

2.1.2	the Intra-Group Facility Total Amount;

2.1.3	the Intra-Group Facility Repayment Amount; and

2.1.4	the Capitalisation Amount, the Capitalisation Date and number of shares (including TMICC HoldCo Shares) to be issued pursuant to paragraph 3 below in respect of the Capitalisation Amount,

(the “Pre-Demerger Notice”).

2.2	From the time of delivery of the Pre-Demerger Notice, TMICC and TMICC HoldCo shall each procure that no further utilisation requests are submitted under the Intra-Group Facility and no amounts are drawn down or utilised under the Intra-Group Facility by any person. No member of the Unilever Group shall be required to provide any amount under the Intra-Group Facility in respect of a utilisation request (or any other form of draw down request) made in breach of this paragraph 2.2.

3	Capitalisation Steps

Unilever and TMICC HoldCo shall procure that all such actions are taken and all such documents are entered into by the members of their respective Groups to assign (or novate, as the case may be) and capitalise, through an issuance of TMICC HoldCo Shares to Unilever and issuances of shares in the capital of certain other TMICC Group Companies and Unilever Post Demerger Group Companies, an amount owed under the Intra-Group Facility equal to the Capitalisation Amount to Unilever and TMICC HoldCo on the Capitalisation Date, in each case in accordance with the Demerger Reorganisation Steps Plan. The number of shares (including TMICC HoldCo Shares) to be issued pursuant to such capitalisation steps shall be set out in the Pre-Demerger Notice.

4	Repayment under the Intra-Group Facility

4.1	Following receipt of the Pre-Demerger Notice, TMICC HoldCo shall procure that TMICC FinCo submits irrevocable utilisation request(s) (the “Utilisation Request(s)”) under and in accordance with the requirements of the applicable New TMICC Facilities, requesting that a loan or loans be disbursed to TMICC FinCo under the applicable New TMICC Facilities (the “New TMICC Loan(s)”) in a minimum aggregate amount which, when aggregated with any cash balances available to the TMICC Group which can be used to repay the Intra-Group Facility, will result in the TMICC Group having sufficient funds to pay the Intra-Group Facility Repayment Amount in full, in accordance with the terms of the Intra-Group Facility, on the Intra-Group Facility Repayment Date.

4.2	TMICC and TMICC HoldCo each shall, and shall procure that TMICC FinCo shall:

4.2.1	as soon as practicable and by no later than three Business Days after receipt of the Pre-Demerger Notice, satisfy all conditions precedent under the New TMICC Facilities to enable the TMICC Group to draw down the New TMICC Loan(s); and

4.2.2	at all relevant times prior to payment of the Intra-Group Facility Repayment Amount, not take or omit to take any action which would be reasonably likely to result in a breach of the New TMICC Facilities or which would be reasonably likely to restrict TMICC FinCo’s ability to draw down the New TMICC Loan(s).

4.3	On or before the Intra-Group Facility Repayment Date, TMICC and TMICC HoldCo shall each procure that TMICC FinCo pays the Intra-Group Facility Repayment Amount as repayment in full of the Intra-Group Facility in accordance with its terms.